WILLAMETTE VALLEY VINEYARDS, INC.
AMENDMENT NO. 3 TO
1992 STOCK INCENTIVE PLAN


     This Amendment No. 3 (the Amendment") to the 1992 Stock Incentive Plan (the "Plan") of Willamette Valley Vineyards, Inc. (the "Company") is effective as of April 15, 1999.


     Whereas, the Plan was adopted to enable the Company to provide financial incentives in the form of equity in the Company to the Company's employees, directors and consultants.

     Whereas, the Plan was amended on July 21,1996 and July 25, 1998.

     Whereas, the Plan defines Consultant to be "a person who is engaged by the Company or any Subsidiary (as defined in the Plan) to render consulting services and is compensated for such consulting services and any director of the Company whether compensated for such services or not."

     Whereas, on April 15, 1999, the Board of Directors adopted a plan to grant up to 250 shares of the Company's common stock to certain distributors of the Company's products if certain sales criteria are satisfied.

     Whereas, the Company wishes to issue such shares under the Plan and desires to change the definition of the term "Consultant" thereunder to accommodate such issuance.

     Now, therefore, subject to ratification and approval of the Amendment by the Company's shareholders, Section 2(f) of the Plan is amended effective April 15, 1999 to read as follows:

"Consultant" shall mean (i) any person who is engaged by the Company or any Subsidiary to render consulting or other services as an independent contractor, including, without limitation, distributors of the Company's or Subsidiary's products, (ii) any vendor who provides products to or for the Company or any Subsidiary and, with respect to both (i) and (ii), is compensated for such services and/or products, and (iii) any director of the Company, whether or not compensated for his or her services."




     Except as provided herein and as previously amended, the plan, as amended, shall remain unchanged and in full force and effect.